Exhibit 2

Calculation of Filing Fee Tables

Schedule TO

Regional Health Properties, Inc.
(Name of Subject Company (issuer))

Black Pearl Equities, LLC
(Offeror)

Table 1 — Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
	$4,755,229.25	0.00015310	$728.23
Fees Previously Paid	$0		$0
Total Transaction Valuation	$4,755,229.25
Total Fees Due for Filing			$728.23
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$728.23